



13003305

No Act
PE 11/5/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-23-13

Re: Starbucks Corporation
Incoming letter dated November 5, 2013

Dear Mr. Mueller:

This is in response to your letter dated November 5, 2013 concerning the shareholder proposal submitted to Starbucks by James McRitchie and Myra K. Young. We also have received letters on the proponents' behalf dated November 10, 2013, November 22, 2013, November 24, 2013, December 18, 2013 and December 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 23, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Starbucks Corporation
Incoming letter dated November 5, 2013

The proposal requests that the board adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that Starbucks may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Starbucks may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Starbucks Corporation (SBUX)
Independent Board Chairman
James McRitchie
Myra K. Young

Ladies and Gentlemen:

This is in regard to the November 5, 2013 company request concerning this rule 14a-8 proposal.

The company and its outside firm claim to be totally helpless in accessing GMI data.

Yet the company has not commented on whether members of company management personally have investment advisors who have access to the GMI data.

And the company has not commented on whether its outside firm, which submitted the company no action request by proxy, has access to the GMI data.

Rule 14a-8 -- Proposals of Security Holders states:
"Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself? ...
2. The company is not responsible for the contents of your proposal or supporting statement."

Clearly the company can include "not responsible" text in conjunction with any rule 14a-8 proposal published in its proxy.

However the company-cited letter to Forrest Laboratories by Mellissa Campbell Duru, Special Counsel, Office of Mergers and Acquisitions, on August 2, 2011 stated, "Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the *disclosures they have made*." (emphasis added)

This rule 14a-8 proposal is not asking shareholders to vote on a merger or acquisition. This rule 14a-8 proposal does not claim to be a repetition of company disclosures.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Starbucks Corporation (SBUX)
Independent Board Chairman
James McRitchie
Myra K. Young

Ladies and Gentlemen:

This is in regard to the November 5, 2013 company request concerning this rule 14a-8 proposal.

The company has not commented on the percentage of its shareholders who may have investment advisors who have access to the GMI data.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 24, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Starbucks Corporation (SBUX)
Independent Board Chairman
James McRitchie
Myra K. Young

Ladies and Gentlemen:

This is in regard to the November 5, 2013 company request concerning this rule 14a-8 proposal.

On page 4 of the company letter, the company says that proponents are subject to the same standards that apply to companies under Rule 14a-9. However the company fails to make any attempt to support this and continues on with a lengthy discussion without any foundation. The company also fails to add that under rule 14a-8 it can announce in its proxy that it is not responsible for any words in rule 14a-8 proposals.

At the bottom of page 5 the company claims that GMI data is not publicly available. GMI data is clearly available to anyone who subscribes and may even be available to anyone who requests a trial subscription. Plus GMI makes special accommodations for companies to access its data on their particular company.

At the top of page 8 the company concedes that there have not been many instances since the issuance of SLB 14B where the Staff has concurred with the exclusion of supporting statements and/or the entire proposal.

On the bottom of page 8 the company repeats its erroneous claim that GMI data is "non-public" when any member of the public can subscribe to it.

At the top of page 11 the company attempts to have the rule 14a-8 proponent meet the same standards that are appropriate for a company soliciting funds from shareholders. Clearly a rule 14a-8 proposal cannot be used to solicit funds from shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 22, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Starbucks Corporation (SBUX)
Independent Board Chairman
James McRitchie
Myra K. Young

Ladies and Gentlemen:

This is in regard to the November 5, 2013 company request concerning this rule 14a-8 proposal.

It appears that the GMI material that the company mentioned is available to the company.

The following is from the GMI website:

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here:
http://www3.gmiratings.com/home/contact-us/company-rating/
<http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

The company does not explain whether *Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) might still be good after Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The company gratuitously compares GMI data to data from a website that is not operational.

On the page 9 bullets the company apparently claims that a risk manager and an auditor are the same. Contrary to the company claim RCW 23B.10.030 states: "Amendment of articles of incorporation by board of directors and shareholders. (1) A corporation's board of directors may propose one or more amendments to the articles of incorporation for submission to the shareholders." The company complains about a lack of a "factual foundation" but leaves out any of its own facts.

On the page 10 bullets the company leaves out any of its own facts.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 10, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Starbucks Corporation (SBUX)
Independent Board Chairman
James McRitchie
Myra K. Young

Ladies and Gentlemen:

This is in regard to the November 5, 2013 company request concerning this rule 14a-8 proposal. Attached is an example of the misleading evidence that the company submitted via Gibson Dunn. The exhibit shows the proposal as it was submitted to the company and the contrasting copy the company included as its exhibit. The company evidence appears to be deliberately reduced in size and in legibility.

This may be a preview of the desperate lengths that companies will go to challenge precatory proposals at the start of the 2014 no action season.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary

James McRitchie
Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Howard Schultz
Chairman of the Board
Starbucks Corporation (SBUX)
2401 Utah Ave S
Seattle WA 98134

REVISED SEPTEMBER 27, 2013
REVISED OCTOBER 11, 2013

Dear Mr. Schultz,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to FISMA & OMB Memorandum M-07
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



9/9/2013

James McRitchie　　Date
Publisher of the Corporate Governance site at CorpGov.net since 1995



Myra K. Young　　9/9/2013
Date

cc: Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary
PH: 206 447-1575
FX: 206-318-3432

[SBUX: Rule 14a-8 Proposal, September 11, 2013, Revised September 27, 2013, Shortened <490-word proposal as requested although not deemed necessary, October 11, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively if necessary so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major companies in 2013 including 73%-support at Netflix.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm gave a D-rating to both our board and our executives' pay. Additional GMI concerns included related party transactions, over-boarded directors – compounded by over-boarded audit committee members. There was not one non-executive member of our audit committee with general expertise in accounting or financial management and there was not even one non-executive director who had general expertise in risk management.

GMI said there was a significant shareholder vote against our executive pay practices. Annual CEO pay was extreme compared to our company's peers – $28 million for Howard Schultz. CEO perks were excessive. Plus there was a potential 15% stock dilution. Management had a unilateral right to amend our company's articles/constitution without shareholder approval.

SBUX was under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations. SBUX had not implemented OSHAS 18001 as its occupational health and safety management system. Plus SBUX was under investigation, or had been subject to fine, settlement or conviction as a result of the social impact of its business practices. Our company's environmental impact was significantly greater than peer companies.

GMI also cited tax evasion or offshore finance issues plus fraud or abuse of stakeholders such as consumers, suppliers or the government. Starbucks had a higher shareholder class action litigation risk than 95% of rated companies. Six directors had 10 to 28 years long-tenure to negatively impact their independence: Howard Schultz, James Shennan, Craig Weatherup (our Lead Director no less), Myron Ullman, Olden Lee and William Bradley.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

James McRitchie
Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Howard Schultz
Chairman of the Board
Starbucks Corporation (SBUX)
2401 Utah Ave S
Seattle WA 98134

REVISED SEPTEMBER 27, 2013
REVISED OCTOBER 11, 2013

Dear Mr. Schultz,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



9/9/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995



9/9/2013

Myra K. Young — Date

cc: Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary
PH: 206 447-1575
FX: 206-318-3432

[SBUX: Rule 14a-8 Proposal, September 11, 2013, Revised September 27, 2013,
Shortened <490-word proposal as requested although not deemed necessary, October 11, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively if necessary so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major companies in 2013 including 73%-support at Netflix.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm gave a D-rating to both our board and our executives' pay. Additional GMI concerns included related party transactions, over-boarded directors – compounded by over-boarded audit committee members. There was not one non-executive member of our audit committee with general expertise in accounting or financial management and there was not even one non-executive director who had general expertise in risk management.

GMI said there was a significant shareholder vote against our executive pay practices. Annual CEO pay was extreme compared to our company's peers – $28 million for Howard Schultz. CEO perks were excessive. Plus there was a potential 15% stock dilution. Management had a unilateral right to amend our company's articles/constitution without shareholder approval.

SBUX was under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations. SBUX had not implemented OSHAS 18001 as its occupational health and safety management system. Plus SBUX was under investigation, or had been subject to fine, settlement or conviction as a result of the social impact of its business practices. Our company's environmental impact was significantly greater than peer companies.

GMI also cited tax evasion or offshore finance issues plus fraud or abuse of stakeholders such as consumers, suppliers or the government. Starbucks had a higher shareholder class action litigation risk than 95% of rated companies. Six directors had 10 to 28 years long-tenure to negatively impact their independence: Howard Schultz, James Shennan, Craig Weatherup (our Lead Director no less), Myron Ullman, Olden Lee and William Bradley.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie and Myra K. Young,FISMA & OMB Memorandum M-07-16 sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 88927-00008

November 5, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Starbucks Corporation*
Shareholder Proposal of James McRitchie and Myra K. Young
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Starbucks Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from John Chevedden on behalf of James McRitchie and Myra K. Young (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

John Chevedden initially submitted a version of the Proposal on September 11, 2013 and submitted a revised version on September 27, 2013. *See* Exhibit A. Because the revised Proposal exceeded 500 words and contained various references to information reported by GMI Ratings—an external source that is not publicly available—the Company sent a deficiency notice to the Proponents and to Mr. Chevedden on October 10, 2013 (the "Deficiency Notice"). *See* Exhibit B. In the Deficiency Notice, the Company stated:

> In addition, we note that the [S]upporting [S]tatement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the [S]upporting [S]tatement in a false and misleading manner, the Proponents should provide us a copy of the referenced GMI Ratings report.

Mr. Chevedden submitted a second revised version of the Proposal and the Supporting Statement on October 11, 2013 that contained less than 500 words, the text of which is attached to this letter as Exhibit C.

Neither the Proponents nor Mr. Chevedden has provided the Company with a copy of the source document(s) for the statements they attribute to GMI Ratings. GMI Ratings' reports on companies are not publicly available, and based on a review of the GMI Ratings website, it is impossible to determine what data source or type of report the Proposal purports to be quoting.[1] For example, the GMI Ratings website states that one of its products, the GMI Analyst service, is a web-based platform advertised as providing company-specific research, ratings and risk analytical tools with respect to topics such as "corporate environmental impacts," "litigation and financial-distress risk" and "peer-group analysis." GMI Ratings states that the GMI Analyst website is subject to "daily and weekly updates, quarterly ratings reviews and event-driven analysis" and claims that the website offers more comprehensive data than is provided by other GMI Ratings resources, such as GMI Analyst Compliance reports or ESG and AGR summaries. Thus, without being provided the source document(s) by the Proponents, the Company and the public have no way of verifying to what GMI

---

[1] The GMI Ratings website (http://www3.gmiratings.com/home/) contains links to resources such as ESG Analytics, AGR Analytics, various "products" that include GMI Analyst, Forensic Alpha Model, GMI Compliance, Global LeaderBoard, and Custom Research. Many of the resources are subject to regular updates. None of these reports is available to the companies that GMI Ratings is reporting on without a paid subscription. Instead, we understand that upon request GMI Ratings will provide companies that are not subscribers with only one complimentary "overview copy" of GMI Ratings' "ESG and AGR" report once every twelve months.

Ratings source(s) the statements in the Supporting Statement are attributable, whether those statements are accurately repeated in the Supporting Statement or are taken out of context, or whether the GMI Ratings statements have been updated or are out of date.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Supporting Statement contains unsubstantiated and misleading references to non-public materials that the Proponents have not made available to the Company for evaluation; and

- Rule 14a-8(i)(3) because substantial portions of the Supporting Statement contain false and misleading statements in violation of Rule 14a-9.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Supporting Statement Contains Unsubstantiated And Misleading References To Non-Public Materials That The Proponents Have Not Made Available To The Company For Evaluation.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." As noted in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), Rule 14a-8(i)(3) explicitly encompasses the supporting statement as well as the proposal as a whole.

The Staff has made clear that references in a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and thus can support exclusion pursuant to Rule 14a-8(i)(3). For example, in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff explained that a proposal's reference to a website is excludable under Rule 14a-8(i)(3):

> 1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?
>
> Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under [R]ule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under [R]ule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Likewise, in *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of newspaper article references contained in the proponent's supporting statement, on the basis that such references were false and misleading under Rule 14a-9.

In making references to external sources, shareholder proponents are subject to the same standards that apply to companies under Rule 14a-9. When a company references external sources that are not publicly available in proxy materials, the Staff generally requires the company to provide copies of the source materials in order to demonstrate that the references do not violate Rule 14a-9. For example, in an August 2, 2011 comment letter to Forest Laboratories, Inc., the Staff commented on the company's definitive additional proxy soliciting materials, which contained a presentation in which statements were attributed to a Jeffries Research report. In evaluating the assertions made in the presentation, the Staff stated:

> Where the basis of support are other documents, such as the Jeffries Research report dated May 16, 2011 or the "Street estimates" to which you cite in the July 28 filing, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Such materials should be marked to highlight the relevant portions or data and should indicate to which statements the material refers.

When the company failed to provide the Jeffries Research materials as requested, the Staff reissued its comments in part, instructing the company either to provide the requested supporting materials to the Staff or to submit an additional filing informing shareholders that the company was unable to provide such support. As the Staff explained, "[u]ntil such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9(a)." *Forest Laboratories, Inc.* (avail. Aug. 12, 2011).

Similarly, in a July 21, 2006 comment letter to H.J. Heinz Company regarding that company's definitive additional proxy materials, the Staff instructed the company to "[p]lease provide us with a copy of the full article of which you quote Nell Minow, dated July 7, 2006." As the Staff further explained:

> We note your inclusion of several quotes from various sources. Please keep in mind that when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that that [*sic*] you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears. Also, please confirm your understanding that referring to another person's statements does not insulate you from the applicability of Rule 14a-9. In this regard and consistent with prior comments, please ensure that a reasonable basis for each opinion or belief exists and refrain from making any insupportable statements.

Likewise, in the shareholder proposal context, the Staff has recently confirmed that shareholder proponents must provide companies with source materials that are not publicly available in order to show that references to those materials do not violate Rule 14a-9. Specifically, in Staff Legal Bulletin No. 14G ("SLB 14G"), the Staff reiterated its position in SLB 14 that website references are excludable under Rule 14a-8(i)(3) and noted that "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the [S]taff to evaluate whether the website reference may be excluded." SLB 14G further explained that a reference to an external source that is not publicly available may be able to avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." *See also The Charles Schwab Corp.* (avail. Mar. 7, 2012) (Staff did not concur in the exclusion of a website address from the text of a shareholder proposal, noting that "the proponent has provided [the company] with the information that would be included on the website"); *Wells Fargo & Co.* (avail. Mar. 7, 2012) (same); *The Western Union Co.* (avail. Mar. 7, 2012) (same).

Here, the Supporting Statement contains four paragraphs that reference information purportedly reported by GMI Ratings, an external source that is not publicly available. As noted above, that information may be reported on a GMI subscription-based website (the

"GMI Analyst" site) or may otherwise be in a GMI Ratings report. The statements are exactly the type of references that, in Staff comment letters issued to companies, implicate Rule 14a-9, because (as addressed in the second part of this letter) the statements on their face are objectively false and misleading and appear to be taken out of context or presented in a way that could materially alter their meaning. Moreover, while the Supporting Statement expressly attributes a number of its assertions to GMI Ratings, other statements in the four paragraphs are not explicitly attributed to GMI Ratings but instead are presented in a way that suggests that they are attributable to GMI Ratings,[1] highlighting the need to be able to verify whether the Supporting Statement is misleadingly presenting the Proponents' own views in a way that makes them appear to be attributable to GMI Ratings, which the Proponents tout as "an independent investment research firm."

As is the case with references to non-operational websites, the Proponents cannot circumvent scrutiny of references to an external, unavailable source by withholding the materials necessary to evaluate the statements for compliance with Rule 14a-9. *See* SLB 14G. There is no basis or reason for distinguishing between supporting statements that refer shareholders to an external website and supporting statements that reference and purport to attribute statements to a non-public report or website. As contemplated by SLB 14G, the Company's Deficiency Notice specifically requested a copy of the GMI Ratings report that the Supporting Statements purport to summarize, so that the Company could "verify that the referenced statements are attributable to GMI Ratings and are not being presented in the [S]upporting [S]tatement in a false and misleading manner." Absent access to such materials, the Company can neither "assess the context of the information upon which [the Proponents] rely," *see Forest Laboratories, Inc.* (avail. Aug. 2, 2011), nor "appreciate the context in which the quote[s] appear[]," *see H.J. Heinz Co.* (avail. July 21, 2006). Therefore, as indicated by SLB 14G, and consistent with the Staff's application of Rule 14a-9 to similar references in both *Forest Laboratories* and *H.J. Heinz Co.*, the Proponents' failure to provide such materials is incompatible with the Commission's proxy rules and justify exclusion under Rule 14a-8(i)(3).

The Supporting Statement contains numerous statements that it attributes to an external source that the Proponents have not made available to the Company for evaluation and the Supporting Statement claims that the statements are relevant so that shareholders can "more favorably evaluate[]" the Proposal. Because the Proponents failed to provide the Company

[1] For example, in the fourth paragraph (the first paragraph referring to GMI Ratings), the first and second sentences are expressly attributed to GMI Ratings, while the other sentences appear to be, but are not expressly, attributed to GMI Ratings. Similarly, the fifth and seventh paragraphs are expressly attributed to GMI Ratings, while the sixth paragraph, which is phrased in a way that is similar to the fourth, fifth and seventh paragraphs, is not expressly attributed to GMI Ratings.

with the referenced materials, consistent with SLB 14G, the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur that the entire Proposal can be excluded, we believe the Proponents must, at the very least, revise the Supporting Statement to remove all four of the paragraphs that refer to and appear to be attributable to GMI Ratings. *See Amoco Corp.* (avail. Jan. 23, 1986) (Staff concurred in the omission of certain portions of a proposal that alleged "anti-stockholder abuses," where no such abuses existed).

II. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because Substantial Portions Of The Supporting Statement Contain False And Misleading Statements In Violation Of Rule 14a-9.

Rule 14a-8(i)(3) permits the Company to omit from the 2014 Proxy Materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

In SLB 14B, the Staff acknowledged that, although there is no provision in Rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement, the Staff had a long-standing practice of issuing no-action responses under Rule 14a-8(i)(3) that permitted shareholders to make revisions that were minor in nature and did not alter the substance of the proposal. This position resulted in the Staff devoting "significant resources to editing the specific wording of proposals and, especially, supporting statements." Accordingly, the Staff announced that, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, going forward the Staff would not apply Rule 14a-8(i)(3) to exclude supporting statement language and/or an entire proposal when:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

While there have not been many instances following the issuance of SLB 14B in which the Staff has concurred with the exclusion of a supporting statement and/or an entire proposal under Rule 14a-8(i)(3), we believe that it is improper to view SLB 14B as meaning that supporting statements are entirely open to free-writing and beyond examination under Rule 14a-9. The observation that the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement may make sense in the context of statements of a shareholder's opinion that may be disputed or countered or open to various interpretations, but it does not alter the fact that the express language of Rule 14a-8(i)(3) states that a proposal or supporting statement may be excluded if contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Thus, SLB 14B expressly confirms that Rule 14a-8(i)(3) may be relied upon to exclude, among other things, statements that:

- directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; or

- the company demonstrates objectively are materially false or misleading.

In this regard, as noted above, shareholder proponents are held to the same standard as companies under Rule 14a-9.

Over the course of four paragraphs in the Supporting Statement, the Proponents includes numerous statements that are materially false and misleading in that they make claims about the Company that are demonstrably false and they allege that the Company is involved in improper, illegal or immoral conduct, typically attributing such statements to GMI Ratings, a non-public source that the Supporting Statement touts as "an independent investment research firm." *See General Magic, Inc. (Leiner)* (avail. May 1, 2000) (Staff concurred in the exclusion of a proposal accusing the company of disrespectful treatment of its shareholders as materially false or misleading under Rule 14a-9); *Detroit Edison Co.* (avail. Mar. 4, 1983) (Staff concurred in the exclusion of a proposal alleging that the company was engaged in "unlawfully influencing the political process," "circumvention of regulation" and "corporate self-interest"); *Bank of America Corp.* (avail. Jan. 12, 2007) (Staff concurred that a proposal's supporting statement could be excluded under Rule 14a-8(i)(3) when the proponent made numerous statements as if they were factually correct but provided no factual or other support) (*Recon*. Feb. 12, 2007) (Staff concurred in the exclusion of the proposal as well as the supporting statement).

Unlike most of the post-SLB 14B no-action requests that have challenged supporting statements, we address below solely the types of statements that SLB 14B expressly confirms remain properly excludable under Rule 14a-8(i)(3).

- **The third sentence of the fourth paragraph states: "There was not one non-executive member of our audit committee with general expertise in accounting or financial management and there was not even one non-executive director who had general expertise in risk management."** This statement is demonstrably false. As disclosed on pages 9 and 10 of the Company's proxy statement for the 2013 Annual Meeting of Shareholders, filed on January 25, 2013 (the "2013 Proxy Statement"), each of the four members of the Company's audit committee qualified as an audit committee financial expert under the Commission's rules, as well as satisfying NASDAQ's financial knowledge and sophistication requirements. Further, the 2013 Proxy Statement, on pages 6 and 7, identifies three of the Company's directors as having significant expertise in risk assessment (Javier G. Teruel, Myron E. Ullman, III and Craig E. Weatherup).

- **The fifth sentence of the fifth paragraph states: "Management had a unilateral right to amend our [C]ompany's articles/constitution without shareholder approval."** This statement is demonstrably false or misleading. The Company is incorporated in Washington. Under Section 23B.10.030 of the Washington Business Corporation Act, the board's ability to amend the Company's Articles of Incorporation is subject to shareholder approval.

- **The first two sentences of the sixth paragraph state: "SBUX was under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations. SBUX had not implemented OSHAS 18001 [*sic*] as its occupational health and safety management system."** This statement directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation. By referring to fines and convictions, the Proponents are accusing the Company of criminal conduct, and the entire statement is an inflammatory accusation of improper or illegal conduct. As discussed above, the Proponents have not provided any factual basis for these statements. In addition, these two sentences, when read together, falsely and misleadingly make it appear that the Company has a legal requirement to adopt

OHSAS 18001, when in fact OHSAS 18001 is a privately determined standard which the Company has no legal obligation to implement.

- **The third sentence of the sixth paragraph states: "Plus SBUX was under investigation, or had been subject to fine, settlement or conviction as a result of the social impact of its business practices."** As with the other sentences asserting investigations, fines, settlements or convictions, this statement on its face directly or indirectly makes charges concerning improper, illegal or immoral conduct or association. The Proposal does not provide any factual foundation for this statement.

- **The first sentence of the seventh paragraph states: "GMI also cited tax evasion or offshore finance issues plus fraud or abuse of stakeholders such as consumers, suppliers or the government."** This statement on its face directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation. The Company believes that this statement is referring to publicity regarding lawful actions taken by the Company in structuring its foreign subsidiaries and falsely characterizing such conduct as unlawful "tax evasion." The Staff has previously concurred that statements mischaracterizing lawful conduct as unlawful, such as the references here to "tax evasion" and "fraud or abuse," violate Rule 14a-9 and therefore are excludable under Rule 14a-8(i)(3). *See ConocoPhillips* (avail. Mar. 13, 2012) (Staff concurred that the entire proposal could be excluded under Rule 14a-8(i)(3) when, among other things, such proposal alleged that lawful actions to influence public policy represented violations of the Foreign Corrupt Practices Act).

The fourth through seventh paragraphs of the Proposal contain numerous statements that violate Rule 14a-9 and therefore justify exclusion under Rule 14a-8(i)(3). The false and misleading statements in these four paragraphs are material because they are, as the Supporting Statement acknowledges, intended to result in the Proposal being "more favorably evaluated" by shareholders, meaning that "there is a substantial likelihood that a reasonable shareholder would consider [these statements] important in deciding how to vote." *Virginia Bankshares, Inc. v. Sandberg*, 501 U.S. 1083, 1090 (1991) (quoting *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976) for the standard of materiality in proxy statements). In this respect, the statements are comparable to those at issue in a May 28, 2009 Staff comment letter to Advocat, Inc., where the Staff explicitly stated that the failure to provide the entire context around a reference to an independent advisor's report violates Rule 14a-9. The Staff stated:

> We note the soliciting materials filed on May 27, 2009 do not provide the entire context of the recommendation provided by the proxy advisory firms cited. Omission of such information is material to a shareholder's understanding of the context within which the advisory firms provided their recommendation. Refer to Rule 14a-9. For example, while the proxy advisory firms did not recommend voting for the dissident shareholder nominees, both firms' reports noted reservation regarding their support for the company's directors with RiskMetrics specifically recommending that shareholders withhold votes for the company's nominees. Please provide updated disclosure that clarifies the statements made in the soliciting materials filed on May 27.

In this respect, Rule 14a-9 applies equally to companies and, through Rule 14a-8(i)(3), to shareholder proponents. Thus, the Supporting Statement's inclusion of assertions that are materially false or misleading or that directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without any factual background or context, violates Rule 14a-9.

The statements in the Supporting Statement discussed above differ from those challenged in numerous other no-action requests raising objections under Rule 14a-8(i)(3). For example, in *The Wendy's Co.* (avail. Feb. 26, 2013), the Staff did not concur in the exclusion of a proposal where the company argued, among other things, that statements in a supporting statement violated Rule 14a-9 because they were not relevant to the proposal or were vague because they did not describe technical details of certain change in control payments. *See also Cummins Inc.* (avail. Feb. 14, 2013) (same). Here the Supporting Statement wrongly describes the expertise and qualifications of the Company's audit committee members, falsely alleges criminal wrongdoing, misstates the authority of the Company's Board of Directors to amend key corporate documents, and declares that the Company's lawful financial structuring amounts to illegal tax evasion and fraud. Under SLB 14B, these statements are materially false or misleading with respect to objective facts and directly or indirectly make charges concerning improper, illegal, or immoral conduct, without factual support, justifying exclusion under Rule 14a-8(i)(3).

These false and misleading statements are woven throughout paragraphs four through seven of the Proposal. Editing or removing the materially false and misleading statements throughout the Proposal would "require detailed and extensive editing in order to bring [the Proposal] into compliance with the proxy rules," which SLB 14B confirms is not appropriate. Moreover, the false and misleading statements are an integral aspect of the Proposal, because the Supporting Statement acknowledges that they address matters that are intended to result in the Proposal being "more favorably evaluated" by shareholders.

GIBSON DUNN

Accordingly, the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3), consistent with SLB 14 (the Staff may "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading."). *See also Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in the omission of a proposal where the company demonstrated objectively that it was materially false or misleading"); *General Electric Co.* (avail. Jan. 6, 2009) (Staff concurred in the exclusion of a proposal as materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting). In the alternative, if the Staff is unable to concur that the entire Proposal can be excluded, we believe the Proponents must, at the very least, revise the Supporting Statement to remove all four of the paragraphs containing the materially false and misleading statements addressed above. *See Amoco Corp.* (avail. Jan. 23, 1986).

CONCLUSION

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Sophie Hager Hume, the Company's Vice President, Assistant General Counsel and Assistant Secretary, at (206) 318-6195.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Sophie Hager Hume, Starbucks Corporation
John Chevedden
James McRitchie
Myra K. Young

EXHIBIT A

James McRitchie
Myra K. Young

FISMA & OMB Memorandum M-07-16

Mr. Howard Schultz
Chairman of the Board
Starbucks Corporation (SBUX)
2401 Utah Ave S
Seattle WA 98134

Dear Mr. Schultz,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



9/9/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995



9/9/2013

Myra K. Young — Date

cc: Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary
PH: 206 447-1575
FX: 206-318-3432

[SBUX: Rule 14a-8 Proposal, September 11, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm gave a D-rating to both our board and our executives' pay. Additional GMI concerns included related party transactions, overboarded directors – compounded by overboarded audit committee members. There was not one non-executive member of the audit committee with general expertise in accounting or financial management and there was not even one non-executive director who had general expertise in risk management.

There was a significant shareholder vote against our executive pay practices. Annual CEO pay was extreme compared to our company's peers – $28 million for Howard Schultz. Unvested equity pay will not lapse if our CEO is terminated. CEO perks were excessive. Plus there was 10% potential stock dilution. Management had a unilateral right to amend our company's articles/constitution without shareholder approval.

SBUX was under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations. SBUX had not implemented OSHAS 18001 as its occupational health and safety management system. Plus SBUX was under investigation, or had been subject to fine, settlement or conviction as a result of the social impact of its business practices. Our company's environmental impact was significantly greater than peer companies.

GMI also cited tax evasion or offshore finance issues plus fraud or abuse of stakeholders such as consumers, suppliers or the government. Starbucks had a higher shareholder class action litigation risk than 95% of rated companies.

Six directors had 10 to 28 years long-tenure to negatively impact their independence: Howard Schultz, James Shennan, Craig Weatherup (our Lead Director no less), Myron Ullman, Olden Lee and William Bradley.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie and Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Post-it® Fax Note 7671	Date 9-16-13	# of pages ▸
To Lucy Lee Helm	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 206-318-3432	Fax #	

September 13, 2013

James McRitchie & Myra K Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie & Myra K Young,

Pursuant to your request, this letter is to confirm that James McRitchie and Myra K. Young have continuously held 100 shares of Starbucks Corporation (SBUX) common stock in their account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade Clearing Inc. since August 6, 2007. DTC number 0188 is the clearinghouse number for TD Ameritrade Inc.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Veronica Tucker-Bernard

Veronica Tucker-Bernard
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

James McRitchie
Myra K. Young

FISMA & OMB Memorandum M-07-16

Mr. Howard Schultz
Chairman of the Board
Starbucks Corporation (SBUX)
2401 Utah Ave S
Seattle WA 98134

REVISED SEPTEMBER 27, 2013

Dear Mr. Schultz,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16 it:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



9/9/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995



9/9/2013

Myra K. Young — Date

cc: Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary
PH: 206 447-1575
FX: 206-318-3432

[SBUX: Rule 14a-8 Proposal, September 11, 2013, Revised September 27, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively if necessary so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major companies in 2013 including 73%-support at Netflix.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm gave a D-rating to both our board and our executives' pay. Additional GMI concerns included related party transactions, over-boarded directors – compounded by over-boarded audit committee members. There was not one non-executive member of our audit committee with general expertise in accounting or financial management and there was not even one non-executive director who had general expertise in risk management.

GMI said there was a significant shareholder vote against our executive pay practices. Annual CEO pay was extreme compared to our company's peers – $28 million for Howard Schultz. Unvested equity pay will not lapse if our CEO is terminated. CEO perks were excessive. Plus there was a potential 15% stock dilution. Management had a unilateral right to amend our company's articles/constitution without shareholder approval.

SBUX was under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations. SBUX had not implemented OSHAS 18001 as its occupational health and safety management system. Plus SBUX was under investigation, or had been subject to fine, settlement or conviction as a result of the social impact of its business practices. Our company's environmental impact was significantly greater than peer companies.

GMI also cited tax evasion or offshore finance issues plus fraud or abuse of stakeholders such as consumers, suppliers or the government. Starbucks had a higher shareholder class action litigation risk than 95% of rated companies. Six directors had 10 to 28 years long-tenure to negatively impact their independence: Howard Schultz, James Shennan, Craig Weatherup (our Lead Director no less), Myron Ullman, Olden Lee and William Bradley.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie and Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

GIBSON DUNN

EXHIBIT B

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

October 10, 2013

VIA OVERNIGHT DELIVERY
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Starbucks Corporation (the "Company"), which received on September 27, 2013, the revised shareholder proposal you submitted on behalf of James McRitchie and Myra K. Young (the "Proponents") entitled "Proposal 4* - Independent Board Chairman" for consideration at the Company's 2014 Annual Meeting of Shareholders (the "Proposal").

The purpose of this letter is to inform you that the Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponents' attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, requires that any shareholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and have counted acronyms as multiple words. To remedy this defect, the Proponents must revise the Proposal so that it does not exceed 500 words.

In addition, we note that the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, the Proponents should provide us a copy of the referenced GMI Ratings report.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Avenue, N.W., Suite 300, Washington, DC 20036-5306. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Ronald O. Mueller

cc: James McRitchie
Myra K. Young
Alejandro C. Torres, Starbucks Corporation

Enclosure

EXHIBIT C

James McRitchie
Myra K. Young

FISMA & OMB Memorandum M-07-16

Mr. Howard Schultz
Chairman of the Board
Starbucks Corporation (SBUX)
2401 Utah Ave S
Seattle WA 98134

REVISED SEPTEMBER 27, 2013
REVISED OCTOBER 11, 2013

Dear Mr. Schultz,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16***) at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



9/9/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995



9/9/2013

Myra K. Young — Date

cc: Lucy Lee Helm <lhelm@starbucks.com>
Corporate Secretary
PH: 206 447-1575
FX: 206-318-3432

[SBUX: Rule 14a-8 Proposal, September 11, 2013, Revised September 27, 2013, Shortened <490-word proposal as requested although not deemed necessary, October 11, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively if necessary so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major companies in 2013 including 73%-support at Netflix.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm gave a D-rating to both our board and our executives' pay. Additional GMI concerns included related party transactions, over-boarded directors – compounded by over-boarded audit committee members. There was not one non-executive member of our audit committee with general expertise in accounting or financial management and there was not even one non-executive director who had general expertise in risk management.

GMI said there was a significant shareholder vote against our executive pay practices. Annual CEO pay was extreme compared to our company's peers – $28 million for Howard Schultz. CEO perks were excessive. Plus there was a potential 15% stock dilution. Management had a unilateral right to amend our company's articles/constitution without shareholder approval.

SBUX was under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations. SBUX had not implemented OSHAS 18001 as its occupational health and safety management system. Plus SBUX was under investigation, or had been subject to fine, settlement or conviction as a result of the social impact of its business practices. Our company's environmental impact was significantly greater than peer companies.

GMI also cited tax evasion or offshore finance issues plus fraud or abuse of stakeholders such as consumers, suppliers or the government. Starbucks had a higher shareholder class action litigation risk than 95% of rated companies. Six directors had 10 to 28 years long-tenure to negatively impact their independence: Howard Schultz, James Shennan, Craig Weatherup (our Lead Director no less), Myron Ullman, Olden Lee and William Bradley.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie and Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***